                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 7)*

                         Cablevision Systems Corporation
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   12686C-10-9
                                 (CUSIP Number)

                   Bruce D. Haims, Esq. Debevoise & Plimpton,
                                875 Third Avenue,
                        New York, NY 10022 (212) 909-6000
      (Name, Address and telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 April 30, 1997
                  (Date of event which requires filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 12686C-10-9                 13D




(1)      Names of Reporting Persons
         S.S. or I.R.S. Identifica-         Charles F. Dolan
         tion Nos. of Above Persons         SS: ###-##-####
________________________________________________________________________________
(2)      Check the Appropriate Box                (a)___________________________
         if a Member of a Group                   (b)___________________________
________________________________________________________________________________
(3)      SEC Use Only
________________________________________________________________________________
(4)      Source of Funds            OO- See Item of Statement
________________________________________________________________________________
(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)
________________________________________________________________________________
(6)      Citizenship or Place of
         Organization                  U.S.A.
________________________________________________________________________________
Number of Shares       (7) Sole Voting Power            5,073,424
Beneficially Owned  ____________________________________________________________
by Each Reporting      (8) Shared Voting Power          1,478,975
Person With         ____________________________________________________________
                       (9) Sole Dispositive Power       5,073,424
                    ____________________________________________________________
                      (10) Shared Dispositive Power     1,478,975
________________________________________________________________________________
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                 6,552,399
________________________________________________________________________________
(12)     Check if the Aggregate Amount
         in Row (11) Excludes Certain Shares
________________________________________________________________________________
(13)     Percent of Class Represented
         by Amount in Row 11                              32.5%
________________________________________________________________________________
(14)     Type of Reporting Person                           IN



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CUSIP No. 12686C-10-9                 13D




                      CONTINUATION PAGES OF AMENDMENT NO. 7
                            TO SCHEDULE 13D FILED BY
                                CHARLES F. DOLAN

                  This Amendment No. 7 to the Schedule 13D, dated May 23, 1988, as amended by Amendment No. 1 thereto, dated May 7, 1990, Amendment No. 2 thereto, dated August 24, 1991, Amendment No. 3 thereto, dated January 6, 1995, Amendment No. 4 thereto, dated November 20, 1995, Amendment No. 5 thereto, dated March 22, 1996, and Amendment No. 6 thereto, dated February 14, 1997 (as so amended, the "Schedule 13D"), previously filed by Charles F. Dolan ("Mr. Dolan"), is being filed in connection with changes in Mr. Dolan's beneficial ownership of the stock of Cablevision Systems Corporation, a Delaware corporation (the "Company"), resulting from (i) Mr. Dolan's establishment and funding of the Charles F. Dolan 1997 Grantor Annuity Trust (the "Trust") for estate planning purposes, (ii) dispositions by gift by the Dolan Family Foundation, a New York not-for-profit corporation (the "Foundation") of certain shares of Class A Common Stock, par value $.01 per share, of the Company (the "Class A Common Stock"), and (iii) the purchase by Mr. Dolan of certain Depositary Shares of the Company. The cover page is amended and Item 5 is hereby supplemented by adding the following information after the last paragraph thereof. All other items remain unchanged from previous filings of this Schedule 13D.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  As of April 30, 1997 Mr. Dolan may be deemed to beneficially own 250,280 shares of Class A Common Stock, 6,234,281 shares of Class B Common Stock, par value $.01 per share, of the Company (the "Class B Common Stock") and 183,000 Depositary Shares. The Class B Common Stock is convertible at the option of the holder share for share into Class A Common Stock of the Company. Each Depositary Share represents a one-tenth interest in a share of the 8 1/2% Series I Cumulative Convertible Exchangeable Preferred Stock of the Company and is convertible at the option of the holder into .3707 shares of Class A Common Stock (the



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CUSIP No. 12686C-10-9                 13D



"Depositary Shares"). In addition, on or after 1/1/98, at the option of the Company, the Depositary Shares are exchangeable for the Company's 8 1/2% Convertible Subordinated Debentures due 2007 at the rate of $25.00 principal amount per Depositary Share. This aggregate amount represents approximately 32.5% of the outstanding shares of Class A Common Stock (including shares of Class A Common Stock issuable upon the conversion of shares of the Class B Common Stock and Depositary Shares).

                  Mr. Dolan may be deemed to have (i) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 11,305 shares of Class A Common Stock, 4,994,281 shares of Class B Common Stock and 183,000 Depositary Shares, (ii) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of (a) 233,975 shares of Class A Common Stock through the Foundation, (b) 5,000 shares of Class A Common Stock through his spouse Helen A. Dolan ("Mrs. Dolan") and (c) 1,240,000 shares of Class B Common Stock through the Trust because of his right to reacquire these shares within 60 days.

                  The following paragraphs describe the changes in Mr. Dolan's beneficial ownership of the stock of the Company.

                  During January and February 1997, Mr. Dolan acquired a total of 183,000 Depositary Shares.

                  On April 30, 1997, Mr. Dolan established the Trust for estate planning purposes. The Trust was funded by the transfer of 1,240,000 shares Class B Common Stock from Mr. Dolan to the Trust. Since under the current terms of the Trust, Mr. Dolan has a power to reacquire any property held by the Trust by substituting other property of equivalent value, Mr. Dolan may be deemed to have beneficial ownership of the shares held in the Trust.

                  The Trust, through its trustees, has the sole power to vote and dispose of such shares. The two co-trustees (the "Trustees") of the Trust are Mr. Dolan and


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CUSIP No. 12686C-10-9                 13D



Mrs. Dolan, who have the shared power to vote and dispose of such shares. For three years or until the earlier death of Mr. Dolan, the Trust will pay to Mr. Dolan a certain percentage of the fair market value of the property initially contributed to the Trust (the "Annuity"). If Mr. Dolan dies during such three-year term and is survived by Mrs. Dolan, the remaining portion of the Annuity will be paid to Mrs. Dolan until the earlier of her death or the date three years from Mr. Dolan's death, provided that Mr. Dolan may revoke Mrs. Dolan's right to receive such payments. If Mr. Dolan is living at the expiration of the term of the Trust, the remainder will pass into another trust for the benefit of Mrs. Dolan and all descendants of Charles F. Dolan living at any time and from time to time. If Mr. Dolan is not living at the expiration of the term of the Trust, the then principal of the Trust will revert to his estate.

                  Also, on April 30, 1997, the Foundation gifted 13,500 shares of Class A Common Stock to certain organizations.


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CUSIP No. 12686C-10-9                 13D


SIGNATURE.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  May 12, 1997

                                        /s/ Charles F. Dolan
                           Signature:   By William A. Frewin, Jr.
                                        -------------------------
                          Name/Title:   Charles F. Dolan
                                        By William A. Frewin, Jr., as
                                        attorney-in-fact




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